Contact

www.linkedin.com/in/moorxu
(LinkedIn)

Top Skills

Leadership

Game Design

Teaching

Languages

Chinese (Native or Bilingual)

English (Native or Bilingual)

Moor Xu

Education | Technology | Math
Berkeley, California, United States

Experience

Perimeter
Chief Operating Officer
2019 - Present (4 years)

UC Berkeley Sutardja Center for Entrepreneurship and Technology
Gamemaster
2014 - Present (9 years)

ASDAN Math Tournament
Founder and Director
2014 - Present (9 years)

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Education

University of California, Berkeley
Mathematics · (2013 - 2019)

Stanford University
Mathematics · (2009 - 2013)